Deloitte

Deloitte & Touche LLP

JPMorgan Chase Tower

2200 Ross Avenue

Suite 1600

Dallas, TX 75201-6778

USA

Tel: +1 214 840 7000

www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Audit Committee of Veneto Holdings, LLC

Dallas, Texas

We have audited the accompanying combined financial statements of Medoc Health Services and Affiliates (the "Company"), which comprise the combined balance sheets as of December 31, 2016 and 2015, and the related combined statements of income, changes in equity, and cash flows for the years then ended, and the related notes to the combined financial statements.

Management's Responsibility for the Combined Financial Statements

Management is responsible for the preparation and fair presentation of these combined financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of combined financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these combined financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the combined financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the combined financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the companies' preparation and fair presentation of the combined financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the companies' internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the combined financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2016 and 2015, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Supplemental Schedules

Our audits were conducted for the purpose of forming an opinion on the combined financial statements as a whole. The supplemental schedules listed in the table of contents on pages 24-25 are presented for the purpose of additional analysis and are not a required part of the combined financial statements. These schedules are the responsibility of the Company's management and were derived from and relate directly to the underlying accounting and other records used to prepare the combined financial statements. Such schedules have been subjected to the auditing procedures applied in our audits of the combined financial statements and certain additional procedures, including comparing and reconciling such schedules directly to the underlying accounting and other records used to prepare the combined financial statements or to the combined financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, such schedules are fairly stated in all material respects in relation to the combined financial statements as a whole.

/s/ Deloitte - Touche LLP

December 18, 2017